CROSSHAIR ENERGY CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED APRIL 30, 2013

 (Expressed in Canadian Dollars)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Crosshair Energy Corporation

We have audited the accompanying consolidated financial statements of Crosshair Energy Corporation, which comprise the consolidated statements of financial position as at April 30, 2013 and 2012, and the consolidated statements of operations and comprehensive loss, cash flows and changes in equity for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and with the standards of the Public Company Accounting Oversight Board (United States), and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Crosshair Energy Corporation as at April 30, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Crosshair Energy Corporation has a deficit of $103,025,910 and no current operating income or cash flows.  These conditions, along with other matters set forth in Note 1, indicate the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to these matters are also described in Note 1.  The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

July 24, 2013

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT APRIL 30,
   (Expressed in Canadian Dollars)

	2013	2012
ASSETS

Current assets
Cash and cash equivalents	$596,450	$5,446,298
Marketable securities (Note 4)	85,737	258,742
Receivables	20,830	101,261
Prepaid expenses	83,968	99,260
	786,985	5,905,561

Reclamation bonds (Note 6)	64,452	356,959

Equipment (Note 5)	113,770	142,618

Exploration and evaluation assets (Note 6)	5,670,409	11,592,105

	$6,635,616	$17,997,243

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Payables and accrued liabilities	$324,898	$258,951
Due to related parties (Note 11)	367,834	179,649
	692,732	438,600

Future reclamation provisions (Note 7)	37,161	130,030

Other liability (Note 8)	-	428,712
	729,893	997,342
Equity
Capital stock (Note 9)	87,411,032	87,457,513
Reserves	21,520,601	20,894,237
Deficit	(103,025,910)	(91,351,849)

	5,905,723	16,999,901

	$6,635,616	$17,997,243

Nature of Operations and Going Concern (Note 1)
Subsequent events (Note 16)

Approved on July 24, 2013 on behalf of the Board of Directors:

“M”Derrick Gill”	Director	“Chris Collingwood”	Director
Derrick Gill		Chris Collingwood

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2013	2012

EXPENSES
Audit and accounting	$124,087	$93,554
Consulting	308,570	612,972
Depreciation (Note 5)	26,338	32,515
Director fees	39,467	78,756
Exploration and evaluation (Note 6)	2,835,066	6,630,464
Insurance	51,415	53,663
Interest (Note 7)	10,402	61,108
Investor relations	180,786	382,206
Legal	35,950	58,692
Management fees	411,368	498,890
Office and administration	167,188	293,315
Project development costs	66,471	-
Rent	123,066	120,897
Share-based compensation (Note 9)	626,364	1,974,611
Transfer agent and filing fees	109,625	178,735
Travel	48,547	125,089
Wages and salaries	705,024	556,467
	(5,869,734)	(11,751,934)

OTHER ITEMS
Finance income	22,158	68,129
Gain (loss) on foreign exchange	465	(78,840)
Gain (loss) on asset disposition	(39,416)	1,898
Other income - flow through premium (Note 8)	428,712	484,245
Unrealized loss on marketable securities (Note 4)	(173,005)	(701,327)
Impairment of exploration and evaluation assets (Note 6)	(6,043,241)	-
	(5,804,327)	(225,895)
Net loss and comprehensive loss for the year	$(11,674,061)	$(11,977,829)

Basic and diluted loss per common share	$(0.18)	$(0.24)

Weighted average number of common shares outstanding	65,782,178	50,377,698

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30,
(Expressed in Canadian Dollars)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(11,674,061)	$(11,977,829)
Items not affecting cash:
Interest (Note 7)	10,402	61,108
Change in future reclamation estimates	-	(213,240)
Depreciation (Note 5)	26,338	32,515
Other income – flow through premium (Note 8)	(428,712)	(484,245)
Share-based compensation	626,364	1,974,611
Unrealized loss–foreign exchange	-	78,840
Loss (gain) – asset disposition	39,416	(1,898)
Unrealized loss – marketable securities (Note 4)	173,005	701,327
Impairment of exploration and evaluation assets (Note 6)	6,043,241	-
Non-cash working capital item changes
Receivables	80,431	126,713
Due to related parties	188,185	107,242
Prepaid expenses	15,292	46,324
Payables and accrued liabilities	65,947	(100,500)
Net cash used in operating activities	(4,834,152)	(9,649,032)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(224,816)	(551,035)
Acquisition of equipment	(45,554)	-
Acquisition of marketable securities (Note 4)	-	(97,024)
Proceeds from sale of equipment	8,648	8,599
Refund (purchase) of reclamation bonds	292,507	(339,396)
Payment of provision	-	(400,000)
Net cash provided by (used in) investing activities	30,785	(1,378,856)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	(46,481)	6,542,601
Net cash provided by (used in) financing activities	(46,481)	6,542,601

Net change in cash and cash equivalents during the year	(4,849,848)	(4,485,287)

Cash and cash equivalents, beginning of year	5,446,298	9,931,585
Cash and cash equivalents, end of year	$596,450	$5,446,298
Cash and cash equivalents
Cash	$556,070	$945,814
Liquid short term investments	40,380	4,500,484
	$596,450	$5,446,298
Cash (paid) received for
Interest	$-	$-
Taxes	$-	$-

Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)

Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2011	47,477,151	$ 81,021,668	$ 18,400,690	$ (79,374,020)	$ 20,048,338
Acquisition of exploration and evaluation assets	1,925,627	860,420	-	-	860,420
Flow-through private placement – February 2012	4,482,400	2,241,200	-	-	2,241,200
Flow-through share premium	-	(448,240)	-	-	(448,240)
Private placement – March 2012	11,897,000	4,758,800	-	-	4,758,800
Share issuance costs	-	(976,335)	518,936	-	(457,399)
Share-based compensation for the year	-	-	1,974,611	-	1,974,611
Loss for the year	-	-	-	(11,977,829)	(11,977,829)
Balance, April 30, 2012	65,782,178	87,457,513	20,894,237	(91,351,849)	16,999,901
Share issuance costs	-	(46,481)	-	-	(46,481)
Share-based compensation for the year	-	-	626,364	-	626,364
Loss for the year	-	-	-	(11,674,061)	(11,674,061)
Balance, April 30, 2013	65,782,178	$ 87,411,032	$ 21,520,601	$ (103,025,910)	$ 5,905,723

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

1.   NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (the "Company" or “Crosshair”) is an exploration stage company whose common shares were trading on the TSX and NYSE MKT as at April 30, 2013.  Subsequent to year end, the Company voluntarily delisted its common shares from the NYSE MKT and its common shares were transferred to the OTC Markets Group’s OTCQB Marketplace (Note 16).  The Company is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is incorporated under the laws of British Columbia. All of the Company’s resource properties are currently located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at April 30, 2013, the Company had working capital of $94,253 (April 30, 2012 – working capital of $5,466,961) and a deficit of $103,025,910 (April 30, 2012 - $91,351,849).  At present the Company has no producing properties and consequently has no current operating income or cash flows. Without additional financing the Company will not be able to fund both its exploration programs and ongoing operations for the next 12 months. The Company intends to finance its future requirements through a combination of debt and/or equity issuance. There is no assurance that the Company will be able to obtain such financings or obtain them on favorable terms. These uncertainties cast substantial doubt on the Company’s ability to continue as a going concern.

2.   BASIS OF PRESENTATION

a)   Significant accounting judgements and estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions.  These estimates and assumptions affect the reported amounts of assets, liabilities, shareholders’ equity, and the disclosure of contingent assets and liabilities, as at the date of the financial statements, and expenses for the years reported.

Critical Judgments

The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as previously discussed in Note 1, as well as the determination of functional currency. The functional currency is the currency of the primary economic environment in which an entity operates, and has been determined for each entity within the Company. The functional currency for the Company and its subsidiaries has been determined to be the Canadian dollar.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant.

Significant estimates made by management affecting the financial statements include:

Share-based payments

Estimating fair value for granted stock options and compensatory warrants requires determining the most appropriate valuation model which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the option or warrant, volatility, dividend yield, and rate of forfeitures and making assumptions about them. The value of the compensatory warrants issued during the year along with the assumptions and model used for estimating their fair value are disclosed in Note 9.

Deferred tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets and liabilities based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets and liabilities will not be realized. The ultimate realization of deferred tax assets and liabilities is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of mineral reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets or liabilities, and deferred income tax provisions or recoveries could be affected.

Recoverability of Exploration & Evaluation Assets

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain mineral reserves that are economically recoverable.  The recoverability of  the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development of those mineral reserves and upon future production or proceeds from the disposition thereof.

Useful Life of Equipment

Equipment is depreciated over its estimated useful life. Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

a)   Significant accounting judgements and estimates (continued)

Key Sources of Estimation Uncertainty (continued)

Future Reclamation Provision

The Company assesses its provision for reclamation related to its exploration and evaluation activities at each reporting period or when new material information becomes available. Accounting for reclamation obligations requires management to make estimates of the future costs that will be incurred to complete the reclamation to comply with existing laws and regulations. Actual future costs that will be incurred may differ from those amounts estimated as a result of changes to environmental laws and regulations, timing of future cash flows, changes to future costs, technical advances, and other factors. In addition, the actual work required may prove to be more extensive than estimated because of unexpected geological or other technical factors. The measurement of the present value of the future obligation is dependent on selection of suitable discount rate and the estimate of future cash outflows. Changes to either of these estimates may materially affect the present value calculation of the obligation.

b) Approval of the financial statements

The consolidated financial statements of Crosshair Energy Corporation for the year ended April 30, 2013 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on July 24, 2013.

c) Basis of presentation

These consolidated financial statements are presented in Canadian dollars which is the Company’s, and its subsidiaries, functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, and available-for-sale, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

d) Statement of compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Boards (“IASB”).

e) Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp (“Target”), Crosshair Energy USA, Inc. (formerly 448018 Exploration Inc. (“Crosshair USA”), Gemini Metals Corp. (“Gemini”) as well as The Bootheel Project LLC (“BHP LLC”) in which the Company has a 81% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION (continued)

e)   Basis of consolidation (continued)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp.	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
Crosshair Energy USA, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel Project LLC	Colorado, United States	81%	Exploration and evaluation of mineral properties
Gemini Metals Corp.	British Columbia, Canada	100%	In-active subsidiary

3.   SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash, demand deposits and highly liquid interest bearing investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Marketable securities	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Held to maturity	Amortized cost
Payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company determines the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents and marketable securities have been measured at fair value using Level 1 inputs.

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation asset or shown as an expense recovery depending on the nature of the activity generating the refund. If payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future Reclamation Provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interests (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflects the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Exploration equipment	20%

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium, if any, paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liability and then included in income at the same time the qualifying expenditures are made.

Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.  Otherwise, share-based payments are measured at the fair value of the goods or services received.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

New Accounting Pronouncements

The following accounting pronouncements have been made, but are not yet effective for the Company as at April 30, 2013.

Amendments to IFRS 7, Financial Instruments:  Disclosures (“IFRS 7”) are effective for annual periods beginning on or after January 1, 2013 and introduce enhanced disclosure around the transfer of financial assets and associated risks.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In November 2009 and October 2010, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which represents the completion of the first part of a three-part project to replace IAS 39, Financial Instruments: Recognition and Measurement, with a new standard. Per the new standard, an entity choosing to measure a liability at fair value will present the portion of the change in its fair value due to changes in the entity’s own credit risk in the other comprehensive income or loss section of the entity’s statement of comprehensive loss, rather than within profit or loss. Additionally, IFRS 9 includes revised guidance related to the derecognition of financial instruments. IFRS 9 applies to financial statements for annual periods beginning on or after January 1, 2015, with early adoption permitted.  The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of a parent company. IFRS 10 also provides additional guidance to assist in the determination of control where this is difficult to assess. IFRS 10 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

3.   SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncements (continued)

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which enhances accounting for joint arrangements, particularly by focusing on the rights and obligations of the arrangement, rather than the arrangement’s legal form. IFRS 11 also addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities and prohibits proportionate consolidation. IFRS 11 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which is a comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. IFRS 12 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which defines fair value, sets out in a single IFRS a framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value (with limited exceptions). IFRS 13 applies to financial statements for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

In June 2011, the IASB amended IAS 1, Presentation of Financial Statements (“IAS 1”), to change the disclosure of items presented in other comprehensive income into two groups, based on whether those items may be recycled to profit or loss in the future. The amendments to IAS 1 apply to financial statements for annual periods beginning after July 1, 2012.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 27, Separate Financial Statements (IAS 27), and IAS 28, Investments in Associates and Joint Ventures (IAS 28) have been made. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 -13. These amendments are effective for annual periods beginning on or after January 1, 2013.  The Company will apply the new standard beginning on May 1, 2013 and does not expect the adoption will cause any significant impact on the Company’s consolidated financial statements.

Amendments to IAS 32, Financial Instruments:  Presentation, are effective for annual periods beginning on or after January 1, 2014.  This provides for amendments relating to offsetting financial assets and financial liabilities.    The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

4.   MARKETABLE SECURITIES

	Messina Minerals (MMI.V)	AusAmerican Mining Corp (AIW.A)	Expedition Mining Inc. (EXU.V)	Total
Cost

Balance at April 30, 2011	$2,695,052	$-	$1,000,000	$3,695,052
Additions	-	97,024	-	97,024
Balance at April 30, 2012 and 2013	$2,695,052	$97,024	$1,000,000	$3,792,076

Adjustments to Fair Value

Balance at April 30, 2011	$(2,500,935)	$-	$(333,333)	$(2,834,268)
Adjustment for the year	(132,353)	(77,824)	(488,889)	(699,066)
Balance at April 30, 2012	(2,633,288)	(77,824)	(822,222)	(3,533,334)
Adjustment for the year	(44,117)	(6,666)	(122,222)	(173,005)
Balance at April 30, 2013	$(2,677,405)	$(84,490)	$(944,444)	$(3,706,339)

Fair Value

At April 30, 2012	$61,764	$19,200	$177,778	$258,742
At April 30, 2013	$17,647	$12,534	$55,556	$85,737

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

5.   EQUIPMENT

Exploration Equipment

Cost

Balance at April 30, 2011	$396,293
Dispositions	(17,000)
Balance at April 30, 2012	379,293
Additions	45,554
Dispositions	(126,261)
Balance at April 30, 2013	$298,586

Accumulated Depreciation

Balance at April 30, 2011	$214,459
Depreciation	32,515
Dispositions	(10,299)
Balance at April 30, 2012	236,675
Depreciation	26,338
Dispositions	(78,197)
Balance at April 30, 2013	$184,816

Net Book Value

At April 30, 2012	$142,618
At April 30, 2013	$113,770

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS

The following table illustrates acquisition costs:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total

Balance at April 30, 2011	$2,356,774	$2,515,422	$3,687,852	$1,387,657	$232,945	$10,180,650
Acquisition costs	653,574	-	38,589	23,185	696,107	1,411,455
Balance at April 30, 2012	3,010,348	2,515,422	3,726,441	1,410,842	929,052	11,592,105
Acquisition costs	200,000	-	1,283	20,000	3,533	224,816
Change in estimates of future reclamation provisions	(49,730)	(5,631)	-	(29,714)	(18,196)	(103,271)
Impairment	-	-	(3,727,724)	(1,401,128)	(914,389)	(6,043,241)
Balance at April 30, 2013	$3,160,618	$2,509,791	$-	$-	$-	$5,670,409

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2013:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total

Drilling & trenching	$731,850	$-	$13,433	$-	$328,080	$1,073,363
Geology	1,456,437	-	35,816	24,524	339,683	1,856,460
Geophysics	11,591	-	-	-	44,918	56,509
Metallurgy	-	-	-	-	15,892	15,892
Administration	10,434	-	45,981	-	44,902	101,317
Permitting	-	-	-	-	37,395	37,395
Hydrology	-	-	271	-	-	271
Reclamation costs	-	-	-	22,741	-	22,741
JCEAP(1) grant received	(150,000)	(150,000)	-	-	-	(300,000)
Recovery – JV Partner	-	-	(28,882)	-	-	(28,882)
	$2,060,312	$(150,000)	$66,619	$47,265	$810,870	$2,835,066

The following table illustrates the exploration and evaluation expenditures incurred during the year ended April 30, 2012:

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Other	Total

Drilling & trenching	$1,033,429	$1,860,522	$710,552	$45,295	$929,475	$-	$4,579,273
Geology	441,464	514,365	466,545	98,445	427,398	-	1,948,217
Geophysics	896	896	47,398	2,500	289,556	-	341,246
Geochemical	8,905	3,305	-	-	-	-	12,210
Metallurgy	-	-	-	-	22,987	-	22,987
Administration	9,456	6,561	19,300	60	6,951	-	42,328
Future reclamation costs	(162,239)	(43,337)	-	-	-	(7,664)	(213,240)
Pre-acquisition costs	-	-	-	-	-	153,170	153,170
JCEAP(1) grant received	-	(150,000)	-	-	-	-	(150,000)
Recovery	-	(105,727)	-	-	-	-	(105,727)
	$1,331,911	$2,086,585	$1,243,795	$146,300	$1,676,367	$145,506	$6,630,464

(1) Junior Company Exploration Assistance Program

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of advance royalty payments. On December 5, 2011, the Company settled the litigation. Under the terms of the settlement the Company made a cash payment of $600,000 and issued 1,193,614 shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012 (which amount has been paid). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., and acquired all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador. Currently the Company has a 100% interest in the property subject to a 2% net smelter royalty payable to Silver Spruce and a 2% net smelter royalty payable to Expedition Mining Inc. on 60%.

Bootheel Project

On March 31, 2009, the Company acquired an interest in the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition of Target. Under a series of agreements between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target and Crosshair USA, a wholly owned subsidiary of Target, the Company may earn a 75% interest in BHP LLC, subject to certain royalties, by completing expenditures totalling US $3,000,000 on or before June 7, 2011. The Company made these expenditures, and additional expenditures, which increased its holdings to 81%. The Company, through Target, has earned a 81% interest in BHP LLC representing a 81% interest in the underlying Bootheel and Buckpoint Properties.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Bootheel Project (continued)

Under agreements dated February 5, 2008 between MJ Ranches Inc. and Crosshair USA as manager, BHP LLC leased MJ Ranches Inc.’s 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement was for five years with provision for two renewals.  Payment for the initial five year term was US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights were subject to a sliding scale royalty tied to the sales price of uranium. The “Uranium Lease and Surface and Damage Agreement” and “Surface Impact Agreement” expired in February 2013.  On June 7, 2013, the Company announced that BHP LLC has been unable to reach an agreement with MJ Ranches Inc. on terms which more accurately reflect current market conditions.  Certain portions of the mineral resources included in the Technical Report issued by the Company, dated October 27, 2012, are located on those lands which were subject to the mineral lease with MJ Ranches Inc.  Accordingly, during the year ended April 30, 2013, the Company recorded an impairment of all of the capitalized costs of this project to operations.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire an additional interest from Paragon Minerals Corp. (“Paragon”).

Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Subsequent to the year ended April 30, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement and as a result, the Company recorded an impairment of $1,401,128 to operations during the year ended April 30, 2013 (Note 16).

Southern Golden Promise (Victoria Lake)

The Company has earned a 62.02% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property.  In order to acquire this property, the Company was required to make cash payments totalling US$4,450,000 (US$450,000 has been paid), and issue shares with a total value of US$2,750,000 (US$250,000 in shares has been issued).

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

6.   EXPLORATION AND EVALUATION ASSETS (continued)

Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property had been transferred to the Company by Strathmore upon making the initial payments of US$700,000 of which US$250,000 was paid by issuance of 552,513 common shares of the Company. On November 30, 2012 the Company announced that it has terminated this agreement and as a result, $914,389 of the capitalized costs were written off to operations during the year ended April 30, 2013. The Company has transferred the title to Juniper Ridge Property back to Strathmore in February 2013.

Reclamation Deposits

As at April 30, 2013 the Company had outstanding reclamation bonds for the Bootheel Property of US$25,635 and for the Juniper Ridge property of US$36,600 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.  The Company also had an outstanding reclamation bond of $1,750 for Southern Golden Promise (Victory Lake).

Letter of Intent

On October 25, 2012 the Company announced it had entered into a Letter of Intent (“LOI”) with Wealth Minerals Ltd. to acquire all of Wealth Minerals’ prospective uranium properties in Argentina for consideration of $1,000,000 and the issuance of 1,000,000 Crosshair common shares. The transaction is subject to a number of conditions including regulatory approval and the execution of a definitive agreement.

On July 9, 2013, the Company announced that the LOI was terminated by mutual agreement between the Company and Wealth Minerals Ltd. (Note 16).

7. FUTURE RECLAMATION PROVISIONS

	April 30, 2013	April 30, 2012

Beginning balance	$130,030	$282,162
Change in estimates1	(103,271)	(213,240)
Interest	10,402	61,108
Ending balance	$37,161	$130,030

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

As at April 30, 2013, the Company has legal obligations associated with its Moran Lake and Bootheel exploration assets for cleanup costs. These costs are anticipated to be incurred between 2013 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $37,500, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

8.   OTHER LIABILITY

	April 30, 2013	April 30, 2012

Beginning balance	$428,712	$464,717
Liability incurred on flow-through shares issued	-	448,240
Settlement of flow-through share liability on expenditures made	(428,712)	(484,245)
Ending balance	$-	$428,712

The Company periodically issues flow-through shares with any resulting flow-through premium recorded as other liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium is recorded as other income.

9.   CAPITAL STOCK AND RESERVES

Share and warrant issuances

There were no share or warrant issuances during the year ended April 30, 2013.

During the year ended April 30, 2012, common shares were issued as follows:

•	On October 31, 2011, 522,513 common shares with a value of $266,925 were issued pursuant to an agreement with Strathmore to acquire the Juniper Ridge Uranium Property. (Note 6)

•	On December 5, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $453,573. (Note 6)

•
On February 27, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, on March 30, 2012, the subscription receipts were automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable until February 27, 2014 at an exercise price of $0.70.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each whole warrant is exercisable into one share until February 27, 2014 at an exercise price of $0.70. A flow-through premium of $448,240 was recorded as an other liability in connection with this private placement.

All securities issued were subject to a four month hold period. The Company paid cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued 982,764 (valued at $518,936) broker warrants equal to 6.0% of the number of subscription receipts and flow-through units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The Black-Scholes pricing model was used to value these compensatory warrants, using a risk-free interest rate of 1%, expected life of 2 years, annualized volatility of 163%, and dividend rate of 0%.

•
On February 27, 2012, the Company issued 209,500 common shares with a value of $140,365, and made cash payment of US$15,000, to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

9.   CAPITAL STOCK AND RESERVES (continued)

Warrants

The following is a summary of warrant activities during the years ended April 30, 2013 and 2012:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, April 30, 2011	17,043,796	$1.37
Issued	9,172,464	$0.68
Expired	(3,793,797)	$2.66
Outstanding, April 30, 2012	22,422,463	$0.87
Expired	(13,249,999)	$1.00
Outstanding, April 30, 2013	9,172,464	$0.68

As at April 30, 2013, the following warrants were outstanding and exercisable:

Number of Warrants	Exercise Price	Remaining Life (Years)	Expiry Date

8,189,700	$0.70	0.83	February 27, 2014
982,764(1)	$0.50	0.83	February 27, 2014
9,172,464

(1) Broker warrants exercisable into one common share and one warrant of the Company, with each of these warrants exercisable for one common share of the Company at $0.50 until February 27, 2014.

Stock options

The Company’s Stock Option Plan is a 10% rolling plan that allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the plan may not have a term exceeding 10 years and vesting provisions are at the discretion of the Board of Directors.

The following is a summary of stock option activities during the years ended April 30, 2013 and 2012:

	Number of Stock Options	Weighted Average Exercise Price

Outstanding, April 30, 2011	5,074,621	$1.43
Granted	1,752,500	$0.49
Forfeited	(92,500)	$1.35
Expired	(134,500)	$1.68
Outstanding, April 30, 2012	6,600,121	$1.13
Forfeited	(350,000)	$0.74
Expired	(250,490)	$3.63
Outstanding, April 30, 2013	5,999,631	$1.03

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

9.   CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

At April 30, 2013, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price	Remaining Life (Years)	Expiry Date

62,500	62,500	$3.52	0.06	May 23, 2013(2)
30,000(3)	30,000	$1.88	0.10	June 5, 2013(2)
37,500	37,500	$2.00	0.25	August 1, 2013
387,500	387,500	$1.08	0.38	September 15, 2013
162,500	162,500	$0.60	0.48	October 23, 2013
87,500	87,500	$1.08	0.49	October 27, 2013
638,750	638,750	$1.08	1.08	May 28, 2014
293,381	293,381	$0.88	1.59	November 30, 2014
25,000	25,000	$0.80	1.64	December 21, 2014
137,500	137,500	$0.84	1.69	January 6, 2015
2,150,000	2,150,000	$1.44	2.64	December 21, 2015
300,000(1)	300,000	$0.15	2.65	December 21, 2015
100,000	100,000	$1.95	2.69	January 7, 2016
135,000	135,000	$1.12	2.92	April 1, 2016
400,000	300,000	$0.67	3.22	July 20, 2016
1,052,500	526,250	$0.38	3.99	April 24, 2017
5,999,631	5,373,381

(1)	These options were re-priced during the prior fiscal year, from an exercise price of $1.44 to $0.38, and again from $0.38 to $0.15 in the current period.
(2)	Subsequently expired (Note 16).
(3)	Included in the outstanding stock options are 30,000 options of Target Exploration and Mining Corp. that are outside of the Company’s stock option plan.

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the year ended April 30, 2013, the Company recognized share-based compensation expense of $626,364 (April 30, 2012 - $1,974,611) for options vesting during the year.  The weighted average fair value of options granted in the year was $Nil (April 30, 2012 - $0.41) per option.

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the years ended April 30, 2013 and 2012:

	April 30, 2013	April 30, 2012

Risk free rate	-	1.32%
Expected life of options	-	3 years
Annualized volatility	-	156%
Expected forfeiture	-	4.78%
Dividend rate	-	0%

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

10.   SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions affecting cash flows from operating, investing or financing activities during the year ended April 30, 2013.

The following were significant non-cash transactions affecting cash flows from operating, investing or financing activities during the year ended April 30, 2012:

•	In connection with the acquisition of the Juniper Ridge Uranium Property, 522,513 shares with a fair value of $266,482 were issued (Notes 6 and 9).

•
The Company issued 1,193,614 common shares with a value of $453,573 to the original vendor of the Moran Lake Property as part of the settlement in connection with the litigation involving the Company’s interest in the Moran Lake Property (Notes 6 and 9).

•	The Company issued 209,500 common shares with a value of $140,365 to satisfy an outstanding finder’s fee obligation in connection with the acquisition of the Juniper Ridge Property (Note 9).

•	In connection with two non-brokered private placements closed in February 2012, 982,784 broker warrants with a value of $518,936 were issued (Note 9).

11.   RELATED PARTY TRANSACTIONS

Related parties and related party transactions impacting the accompanying consolidated financial statements are summarized below and include transactions with the following individuals or entities:

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors, corporate officers, including the Company’s Chief Executive Officer, Chief Financial Officer, and Vice Presidents.

Remuneration attributed to key management personnel for the years ended April 30, 2013 and 2012 can be summarized as follows:

	April 30, 2013	April 30, 2012

Share-based compensation	$405,876	$1,157,129
Short-term benefits*	933,802	980,081
Incentive compensation other than share-based compensation	-	206,404
	$1,339,678	$2,343,614

*	include base salaries and directors’ fees, pursuant to contractual employment or consultancy arrangements, management and consulting fees

The Company has a consulting agreement with the Executive Chairman that provides for a lump sum payment of $150,000 on termination or $450,000 in the event of a change of control of the Company.

Other related parties

King & Bay West Management Corp. (“King & Bay West”), formerly Forbes West Management Corp.: King & Bay West is an entity owned by the Executive Chairman of the Company and provides administrative, management, geological, regulatory, tax, corporate development and investor relations services to the Company.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

11.   RELATED PARTY TRANSACTIONS (continued)

Transactions entered into with related parties other than key management personnel during the years ended April 30, 2013 and 2012 include the following:

	April 30, 2013	April 30, 2012

King & Bay West	$1,234,170	$1,830,691

During the year ended April 30, 2012, the Company sold some of its exploration equipment to a company with a director in common. Crosshair received $8,599 as consideration for the assets, which represents the estimated fair value of the assets in the effective date of the purchase agreement. The difference between the sales price and the carrying value of the sold assets was $1,898, which was recorded as gain on asset disposition.

Amounts due to related parties as at April 30, 2013 included the following:

•	King & Bay West, controlled by the Executive Chairman - $319,312 (April 30, 2012 - $106,487)

•	Sundance Geological Ltd., controlled by the former CEO - $Nil (April 30, 2012 - $22,400)

•	Bevo Beaven Corporate Communications., controlled by the former VP of Corporate Communications - $Nil (April 30, 2012 - $7,235)

•	Stratamodel Inc., controlled by the former VP & Chief Geologist - $Nil (April 30, 2012 - $13,982)

•	Ludwig and Associates, LLC., controlled by the CEO1 - $Nil (April 30, 2012 - $9,072)

•	MJM Consulting Corp., controlled by the Executive Chairman of the Company - $48,522 (April 30, 2012 - $Nil)

•	Directors’ fees - $Nil (April 30, 2012 - $20,473)

The amounts due to related parties are non-interest bearing.

1 Subsequent to year end, Mark Ludwig resigned as the CEO of the Company effective June 7, 2013.

12.	INCOME TAXES

The following is a reconciliation of income taxes attributable to operations computed at the statutory tax rates to income tax recovery.

	April 30, 2013	April 30, 2012

Loss for the year	$(11,674,061)	$(11,977,829)

Expected income tax recoverable at statutory rate	(2,919,000)	(3,114,000)
Permanent differences	82,000	537,000
Share issuance costs	(12,000)	(119,000)
Impact on change in statutory rates and different subsidiary tax rates and other	(513,000)	(271,000)
Impact on flow-through shares	649,000	969,000
Change in unrecognized deductible temporary differences	2,713,000	1,998,000
Total income tax recovery	$-	$-

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

12.	INCOME TAXES (continued)

The significant components of the Company’s unrecognized temporary differences and tax losses are as follows:

	April 30, 2013	Expiry Date Range	April 30, 2012

Temporary Differences

Exploration and evaluation assets	$41,191,000	No expiry date	$34,956,000
Investment tax credit	1,168,000	2028-2033	1,151,000
Equipment	544,000	No expiry date	470,000
Canadian eligible capital (CEC)	1,000	No expiry date	1,000
Share issue costs	774,000	2034-2037	1,109,000
Future reclamation provision	37,000	No expiry date	130,000
Marketable securities	3,706,000	No expiry date	3,533,000
Non-capital losses available for future period – Canada	21,476,000	2014-2033	18,561,000
Non-capital losses available for future period – United States	1,130,000	2028-2033	1,128,000

Tax attributes are subject to review and potential adjustment by tax authorities.

13.   SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	April 30, 2013	April 30, 2012

Equipment

United States	$3,128	$3,840
Canada	110,642	138,778
	$113,770	$142,618

Reclamation bonds

United States	$62,702	$265,328
Canada	1,750	91,631
	$64,452	$356,959
Exploration and evaluation assets

United States	$-	$3,787,207
Canada	5,670,409	7,804,898
	$5,670,409	$11,592,105

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

14.   CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  These budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the year.

15.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature.  The Company’s cash and cash equivalents and marketable securities are measured at fair value under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities.  The Company’s other financial instruments, being reclamation bonds, are measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash and cash equivalents, and receivables. The Company limits its exposure to credit loss by placing its cash and cash equivalents with major financial institutions. The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 14. The Company will require additional equity financing to meet its administrative overhead costs and further exploration activities on its exploration and evaluation assets in fiscal 2014.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

CROSSHAIR ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2013
(Expressed in Canadian Dollars)

15.   RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (continued)

Market Risk (continued)

(a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b) Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c) Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at April 30, 2013, the Company has accounts payable denominated in US dollars of US$76,527, cash of US$67,757 and reclamation bonds of US$62,235.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a gain/loss of approximately $5,400.

16.    SUBSEQUENT EVENTS

The following events occurred subsequent to the year ended April 30, 2013:

•	On May 1, 2013, 285,000 stock options were forfeited.

•	On May 15, 2013, 100,000 stock options were forfeited.

•	On May 23, 2013, 62,500 stock options expired (Note 9).

•	On May 31, 2013, the Company and Paragon terminated the Golden Promise Option and Joint Venture Agreement (Note 6).

•	On June 5, 2013, 30,000 stock options expired (Note 9).

•
On June 7, 2013, the Company announced that it was voluntarily delisting its common shares from the NYSE MKT.  On July 1, 2013, the Company’s common shares were transferred to the OTC Markets Group’s OTCQB Marketplace.  The Company continues to be listed under the symbol “CXX” on the TSX and is listed under the symbol “CRHRF” on the OTCQB (Note 1).

•	On June 13, 2013, 20,000 stock options were forfeited.

•	On June 14, 2013, 60,000 stock options were forfeited.

•	On July 8, 2013, 650,000 stock options were forfeited.

•	On July 9, 2013, the Company announced that it has terminated the LOI with Wealth Minerals Ltd. based on mutual agreement (Note 6).